

July 14, 2020

Paul Rickey
Chief Financial Officer
Alpine Immune Sciences, Inc.
188 East Blaine Street, Suite 200
Seattle, WA 98102

> **Re: Alpine Immune Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 8, 2020**
> **File No. 333-239760**

Dear Mr. Rickey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Patrick J. Schultheis, Esq.